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Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 8452 Fax

November 4, 2019

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. John Ganley, Esq.

Re:	Carlyle Tactical Private Credit Fund (f/k/a OFI Carlyle Private Credit Fund), File Nos. 333-222106 and 811-23319 (the “Fund”)

Dear Mr. Ganley:

We are writing in response to telephonic comments provided on October 28, 2019 with respect to Post-Effective Amendment Nos. 9 and 10 to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on September 9, 2019 and October 11, 2019, respectively, on behalf of the Fund, a non-diversified, closed-end management investment company that has elected to operate as an interval fund. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. All capitalized terms not defined herein shall have the meaning as set forth in the Registration Statement.

1.	Comment: Please supplementally confirm that the Fund’s name will be changed to remove the reference to “OFI.”

Response: We hereby confirm that, effective upon the effective date of the Registration Statement, the Fund’s name will change from “OFI Carlyle Private Credit Fund” to “Carlyle Tactical Private Credit Fund” (as reflected in the Registration Statement).

2.	Comment: Please revise the Fund’s 80% policy to clarify the specific investments that comprise such policy, including to what extent the Fund’s liquid credit investments fall within the 80% bucket.
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Response: The disclosure has been revised as follows: “Under normal circumstances, the Fund will invest at least 80% of its assets in private fixed-income securities and credit instruments (“private credit instruments”). The Fund will opportunistically allocate its ~~assets~~ investments in private credit instruments across any number of the following credit strategies: (a) liquid credit (including ~~publicly traded debt instruments,~~ broadly syndicated loans ~~and Treasury securities~~); (b) direct lending (including first lien loans, second lien loans, unitranche loans and mezzanine debt); (c) opportunistic credit (including private credit solutions, special situations and market dislocations); and (d) structured credit (including collateralized loan obligations (“CLOs”)).”

3.	Comment: Please supplementally confirm whether the Fund carves out public market investments that are part of its opportunistic credit strategy from the Fund’s 80% policy, as referenced in the following disclosure: “The Fund will seek to make investments in opportunities that involve complexity and structural inefficiencies, and will retain the ability to invest across the capital structure in both public and private markets, including senior secured credit, structurally- or lien-subordinated credit, and certain opportunities through equity and equity-linked securities.” If the Fund does not carve out such investments, please supplementally explain why the Fund believes counting these investments towards its 80% policy is appropriate in light of the Fund’s name.

Response: We hereby confirm that public market investments are not counted towards the Fund’s 80% policy.

4.	Comment: Please revise the disclosure to include more detail regarding the Fund’s investments in unitranche loans and related risks.

Response: We respectfully acknowledge the comment; however, the Fund currently includes the following disclosure in the section of the prospectus entitled “Types of Investments and Related Risks”: “Unitranche loans provide leverage levels comparable to a combination of first lien and second lien or subordinated loans. From the perspective of a lender, in addition to making a single loan, a unitranche loan may allow the lender to choose to participate in the “first out” tranche, which will generally receive priority with respect to payments of principal, interest and any other amounts due, or to choose to participate only in the “last out” tranche, which is generally paid after the first out tranche is paid. The Fund intends to participate in “first out” and “last out” tranches of unitranche loans and make single unitranche loans.” Accordingly, we believe the Fund’s existing disclosure to be appropriate as is.

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5.	Comment: Please supplementally describe the role of Invesco Distributors, Inc. in the distribution of the Fund’s shares and whether such role is expected to change in light of the “Adviser Transition” described in the Fund’s prospectus.

Response: As described in the prospectus, Invesco Distributors, Inc. serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Distributor may also enter into broker-dealer selling agreements with other broker dealers for the sale and distribution of the Fund’s shares. The Board of Trustees of the Fund, in consultation with the Fund’s investment adviser, will continue to monitor the Fund’s service providers, including its principal underwriter, and make any changes to such service providers as deemed appropriate or desirable in its sole discretion. At that time, prompt notice will be provided to investors of any change in the principal underwriter.

6.	Comment: Please include in the prospectus the Fund’s financial highlights for the fiscal year ended December 31, 2018 and for the semi-annual period ended June 30, 2019. Please also include any required independent registered public accounting firm consents as exhibits to the Registration Statement.

Response: We hereby confirm that the requested financial highlights and exhibits have been included in the Registration Statement.

7.	Comment: Please supplementally confirm that the introduction to the section of the prospectus entitled “Financial Highlights” of the prospectus is appropriately included.

Response: We hereby confirm that the requested disclosure has been appropriately included.

8.	Comment: Please supplementally confirm that the Registration Statement will be signed also by Justin Plouffe in his capacity as a newly-elected Trustee.

Response: We hereby confirm that the Registration Statement has been signed also by Justin Plouffe in his capacity as a newly-elected Trustee.

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Should you have any questions or comments, please contact the undersigned at 212.698.3525.

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Sincerely,

/s/ Richard Horowitz

Richard Horowitz

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